Exhibit 99.1

BIT Mining Announces Appointments of Chairman of its Board of Directors and Members of Board Committees

HONG KONG, December 28, 2021 – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced the appointments of Mr. Bo Yu, chief operating officer and general counsel of the Company, as the chairman of the Company’s board of directors (“the Board”), Mr. Qian Sun, an independent director of the Company, as a member of each of the Company’s audit committee and its nominating and corporate governance committee, and Mr. Man San Vincent Law, an executive director of the Company, as the chairman of the Company’s strategic planning committee and a member of its compensation committee, effective December 28, 2021.

Mr. Yu will remain the chairman of each of the Company’s compensation committee and its nominating and corporate governance committee, Mr. Sun will remain a member of the Company’s strategic planning committee, and Mr. Law will remain a member of the Company’s nominating and corporate governance committee.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete the Company's vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining's actual results to differ materially from those indicated in the forward-looking statements include, among others: the formation of the JV, the joint development and operation of the Ohio Mining Site, and the execution and anticipated benefits of BIT Mining’s growth strategy, including the transactions contemplated under the Agreements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited
ir@btcm.group
Ir.btcm.group

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com